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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 4 TO


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934





                                PET QUARTERS, INC.
                 (Name of Small Business Issuer in its charter)


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

          ARKANSAS                                                        62-169-8524
  (State or other jurisdiction of                            (I.R.S. Employer Identification No.)
 incorporation or organization)


 720 EAST FRONT STREET, LONOKE, ARKANSAS                                  72086
 (Address of principal executive offices)                              (Zip Code)

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Issuer's telephone number                   501-676-9222

Securities to be Registered Pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on
              Title of Each Class                     Which Registered
              -------------------                     ----------------

                     NONE                                   NONE


Securities to be Registered Pursuant to Section 12(g) of the Act:


                         COMMON STOCK ($.001 PAR VALUE)
                                (Title of Class)





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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     PET QUARTERS, INC.



Date:   February 25, 1999            By: /s/ Steve Dempsey
                                         --------------------------------------
                                         (Signature)
                                          Steve Dempsey
                                         --------------------------------------
                                         (Name)
                                          President
                                         --------------------------------------
                                         (Title)



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                               INDEX TO EXHIBITS



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   Exhibit
     No.                    Description
   -------                  -----------

    2.1           -         Agreement of Purchase and Sale of Stock, dated as of
                            August 5, 1999, by and among Pet Quarters, Inc.,
                            Humboldt Industries, Inc., and the other parties named therein.*

    2.2           -         Agreement of Purchase and Sale of Stock, dated as of
                            July 2, 1999, by and among Pet Quarters, Inc.,
                            Chartendure Limited, and the other parties named therein.*

    3.1           -         Articles of Incorporation, as amended, of Pet Quarters, Inc.*

    3.2           -         Bylaws of Pet Quarters, Inc.*

   10.1           -         Collateral Pledge Agreement, dated as of August 1,
                            1999, by and between Pet Quarters, Inc., The Sun
                            Valley Trust of July 30, 1999, and the other parties named therein.*

   10.2           -         Modification of Note and Pledge Agreement, dated as of
                            November 10, 1999, by and among Pet Quarters, Inc., The Sun
                            Valley Trust of July 30, 1999, and the other parties named therein.*

   16.1           -         Letter from Crouch, Bierwolf & Chisholm.

   21.1           -         List of Subsidiaries.*

   27.1           -         Financial Data Schedule, September 30, 1999**

   27.2           -         Financial Data Schedule, June 30, 1999*

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*        Previously filed on Form 10-SB
**       Amendment to previous filing on Form 10-SB